Deloitte.

Deloitte LLP
700, 850 - 2 Street SW
Calgary AB T2P 0R8
Canada

Tel: 403-267-1700
Fax: 587-774-5379
www.deloitte.ca

August 29, 2014

To the TSX Venture Exchange (the "Exchange")
650 West Georgia Street
Suite 2700
Vancouver, BC V6B 4N9

Dear Sirs/Mesdames:

RE: R2 Energy Ltd. (the "Company")

We refer to the filing statement of the Company dated August 29, 2014 relating to the reverse take-over of San Antonio Ventures Inc. by the Company (the "Filing Statement").

We consent to the use in the above-mentioned Filing Statement of our report dated August 14, 2014 to the directors of the Company on the following financial statements:

- Consolidated Statements of Financial Position as at December 31, 2013 and 2012; and
- Consolidated Statements of Loss and Comprehensive Loss, Changes in Equity, and Cash Flows for each of the years then ended.

We report that we have read the Filing Statement and all information therein and have no reason to believe that there are any misrepresentations in the information contained therein that are derived from the financial statements upon which we have reported or that are within my knowledge as a result of my audit of such financial statements. We have complied with Canadian generally accepted standards for an auditor's consent to the use of a report of the auditor included in an offering document, which does not constitute an audit or review of the prospectus as these terms are described in the CPA Canada Handbook – Assurance.

Yours very truly,

Deloitte LLP

Chartered Accountants